ROYAL CARE COMPANION

Technology Care Service Company - " Pay As You Go Care"

royalcarecompanion.com Los Angeles, CA

Highlights

1. Technology Care Service Company
2. Pay As You Go Care
3. As Needed Caregivers & Medical Professionals
4. No Contract

Team

Jason Dy SPV Voting Proxy

Memo

The problem

When a parent comes home from the hospital or needs help getting through the day, families scramble. Traditional agencies mean phone calls, intake paperwork, minimum hours, and contracts, often when care is needed tomorrow. Caregivers and nurses face the other side of it: rigid schedules and middlemen between them and the families who need them.

Our solution

Royal Care Companion puts the whole care search in one app. Families request a caregiver or licensed medical professional, see real-time availability, and get matched with a verified pro. Caregivers and medical staff log in on their side of the platform to pick up work.

Services include personal and companion care, respite care, transportation to appointments, hospital discharge support, skilled nursing, and medical staffing (RNs, LVNs/LPNs, therapists).

Market

US home healthcare was a $103.7B market in 2025 and is forecast to reach $186.5B by 2034 (IMARC). Demand is climbing as the country ages: about 18% of Americans are 65 or older in 2025 (IBISWorld). Most of that care is still booked the old way, through agencies and phone calls.

agencies and phone calls.

Why invest

Families want care the way they book everything else: fast, flexible, and on their phone. Royal Care Companion is building that for California, starting in LA, across both everyday caregiving and licensed medical care. Investing now means owning a piece of the platform before it scales statewide.